Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTION IN RELATION TO

THE ENTRUSTED INVESTMENT AND MANAGEMENT AGREEMENT FOR

ALTERNATIVE INVESTMENTS WITH INSURANCE FUNDS

Reference is made to the announcements of the Company dated 28 October 2014 and 29 December 2014 and the circular of the Company dated 12 November 2014 in relation to the existing entrusted investment and management agreement for alternative investments with insurance funds entered into between the Company and CLI. Such agreement will expire on 31 December 2015.

The Board announces that the Company proposed to enter into the Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee and performance incentive fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include Equity, Real Estate, Related Financial Products and Securitization Financial Products. Subject to the signing of the Agreement by the parties and the approval by the Independent Shareholders at the shareholders’ general meeting, the term of the Agreement will commence on 1 January 2016 and end on 30 June 2017.

Pursuant to the Agreement, (i) the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1 billion or its equivalent in foreign currency during the term of the Agreement, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB0.59 billion or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB0.41 billion or its equivalent in foreign currency; and (ii) the contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250 billion or its equivalent in foreign currency as at the expiry date of the Agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200 billion or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250 billion or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the Agreement and the contractual amount to be entrusted during the term of the Agreement); the contractual amount to be entrusted during the term of the Agreement will not exceed RMB150 billion or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more than RMB100 billion or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB50 billion or its equivalent in foreign currency).

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. Based on the annual cap for the investment management service fee and performance incentive fee payable by the Company to CLI (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency for the year of 2016 and the first half of 2017 respectively), one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is therefore subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the SSE Listing Rules, the Company is required to use the amount of entrusted assets as at 31 December 2016 and 30 June 2017 (being no more than RMB200 billion or its equivalent in foreign currency and no more than RMB250 billion or its equivalent in foreign currency respectively) and the investment management service fee and performance incentive fee payable by the Company to CLI during the year of 2016 and the first half of 2017 (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency respectively) as the amount of connected transaction for the year of 2016 and the first half of 2017 respectively. Given that such amount of connected transaction exceeds 5% of the latest audited net asset of the Company, the Transaction is subject to approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules.

China Galaxy International Securities (Hong Kong) Co., Limited, a corporation licensed to carry out business in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Arrangements under the Agreement.

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the Arrangements under the Agreement. A circular containing, among other things, the details of the Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 12 November 2015.

In view of CLI’s interests in the Arrangements under the Agreement, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve the Arrangements under the Agreement.

The Company and CLI will enter into the Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting.

BACKGROUND

Reference is made to the announcements of the Company dated 28 October 2014 and 29 December 2014 and the circular of the Company dated 12 November 2014 in relation to the existing entrusted investment and management agreement for alternative investments with insurance funds entered into between the Company and CLI. Such agreement will expire on 31 December 2015.

The Board announces that the Company proposed to enter into the Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee and performance incentive fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include Equity, Real Estate, Related Financial Products and Securitization Financial Products. Subject to the signing of the Agreement by the parties and the approval by the Independent Shareholders at the shareholders’ general meeting, the term of the Agreement will commence on 1 January 2016 and end on 30 June 2017.

ENTRUSTED INVESTMENT AND MANAGEMENT AGREEMENT FOR ALTERNATIVE INVESTMENTS WITH INSURANCE FUNDS

Scope of services

Pursuant to the Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The entrusted assets under the Agreement include Equity, Real Estate, Related Financial Products and Securitization Financial Products. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, filing of investment projects with external bodies, closing of investment projects, subsequent management of and exit from investment projects, etc.

Service fees

In consideration of the investment and management services provided by CLI to the Company under the Agreement, the Company will pay fees to CLI for fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, the Company shall pay CLI the investment management service fee which shall be determined based on the investment return rate of the projects. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee during the term of the Agreement, and shall pay CLI the performance incentive fee at the time of exit from the projects with reference to the comprehensive rate of return of the projects.

The investment management service fee shall be calculated separately for the projects invested prior to the execution of the Agreement and those newly invested during the term of the Agreement. With respect to the projects invested prior to the execution of the Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the Agreement. The ranges of investment return rates and their respective corresponding management fee rates for the projects newly invested during the term of the Agreement are set out in the Agreement (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects, and the management fee rate is 0.3% for the non-fixed return projects).

The performance incentive fee shall be calculated at the time of exit from the projects with reference to the comprehensive rate of return of the projects. If the comprehensive rate of return of a particular project is higher than the pre-determined rate of return as stipulated in the Agreement, CLI shall be entitled to the performance incentive fee on the portion that exceeds such rate of return at the fee rate stipulated in the Agreement.

The investment management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of the performance incentive fee shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation.

Term

Subject to the signing of the Agreement by the parties and the approval by the Independent Shareholders at the shareholders’ general meeting, the term of the Agreement will commence on 1 January 2016 and end on 30 June 2017.

Co-investment arrangement

Each of CLIC and P&C Company has also entrusted CLI to invest and manage its assets, which may result in the Company, CLIC and P&C Company investing in the same project.

Pursuant to the Agreement, the targeted assets of the co-investments to be made by CLI for and on behalf of the Company, CLIC and P&C Company shall be limited to newly launched Related Financial Products and Securitization Financial Products, and shall not include any products acquired from secondary market. The co-investments of the Company, CLIC and P&C Company shall be made in cash at the same price and the benefits enjoyed by each of them shall be in proportion to their respective investment amount. The expected rate of return and the relevant terms of the investments shall not be less favourable than the terms offered by comparable investment products in the market or the price for similar products set by parties other than the co-investment entities.

The contractual amount of the co-investments to be entrusted by the Company during the term of the Agreement will not exceed RMB40 billion or its equivalent in foreign currency, in particular, the contractual amount of the co-investments to be entrusted by the Company during the year of 2016 will not exceed RMB23.5 billion or its equivalent in foreign currency, and the contractual amount of the co-investments to be entrusted by the Company during the first half of 2017 will not exceed RMB16.5 billion or its equivalent in foreign currency. Such amounts have been included in the contractual amounts of assets entrusted by the Company to CLI for investment and management for the year of 2016 and the first half of 2017 as disclosed below.

In the event of any co-investment, the Company will comply with the relevant requirements of the Hong Kong Listing Rules and the SSE Listing Rules in a timely manner with respect to the specific co-investment transaction.

Other provisions

Under the Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company at the request of the Company.

CAP AMOUNTS

Historical figures

CLI has been providing investment and management services in respect of the assets entrusted to it by the Company since March 2013. The amount of assets entrusted by the Company to CLI for investment and management as at 31 December 2013, 31 December 2014 and 30 September 2015, and the investment management service fee and performance incentive fee paid by the Company to CLI for the two years ended 31 December 2014 and the nine-month period ended 30 September 2015 are as follows:

	Amount of Assets Entrusted for Investment and Management (Including Co-investments) RMB million		Amount of the Investment Management Service Fee and Performance Incentive Fee RMB million

As at 31 December 2013	11,135	For the year ended 31 December 2013	8
As at 31 December 2014	52,705	For the year ended 31 December 2014	89
As at 30 September 2015	75,279	For the nine months ended 30 September 2015	117

Cap Amounts

Pursuant to the Agreement, (i) the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1 billion or its equivalent in foreign currency during the term of the Agreement, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB0.59 billion or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB0.41 billion or its equivalent in foreign currency; and (ii) the contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250 billion or its equivalent in foreign currency as at the expiry date of the Agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200 billion or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250 billion or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the Agreement and the contractual amount to be entrusted during the term of the Agreement); the contractual amount to be entrusted during the term of the Agreement will not exceed RMB150 billion or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more than RMB100 billion or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB50 billion or its equivalent in foreign currency).

In determining the amount of assets entrusted for investment and management as described above, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 September 2015, the investment budgets provided by CLI for the fourth quarter of 2015, the year of 2016 and the first half of 2017, the expected increased investment amount of the Company during the term of the Agreement, as well as the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

In determining the amount of the investment management service fee and performance incentive fee as described above, the Company has taken into account the above amount of assets entrusted for investment and management, the fee rates applicable to the investment management service fee and performance incentive fee as specified in the Agreement, as well as the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates of the investment management service fee and performance incentive fee, the Company has made reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties, and the fee structures and fee rates of debt plans and funds with underlying investments similar to those under the Agreement.

REASONS FOR AND BENEFITS OF THE ARRANGEMENTS UNDER THE AGREEMENT

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the Agreement, the Company can leverage the industry experience, expertise and network of CLI in the alternative investment market to further expand its investment channels and develop its investment business. Thus, the entering into of the Agreement is in line with the development strategy of the investment business of the Company. Through investing in the alternative investment products, the Company can further expand and diversify its investment portfolio, better diversify its investment risk and capture investment opportunities with higher potential and returns.

The Directors (including the independent non-executive Directors) are of the view that the Arrangements under the Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole. Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade hold positions in CLIC and/or CLI and have abstained from voting on the board resolution to approve the Arrangements under the Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. Based on the annual cap for the investment management service fee and performance incentive fee payable by the Company to CLI (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency for the year of 2016 and the first half of 2017 respectively), one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is therefore subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the SSE Listing Rules, the Company is required to use the amount of entrusted assets as at 31 December 2016 and 30 June 2017 (being no more than RMB200 billion or its equivalent in foreign currency and no more than RMB250 billion or its equivalent in foreign currency respectively) and the investment management service fee and performance incentive fee payable by the Company to CLI during the year of 2016 and the first half of 2017 (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency respectively) as the amount of connected transaction for the year of 2016 and the first half of 2017 respectively. Given that such amount of connected transaction exceeds 5% of the latest audited net asset of the Company, the Transaction is subject to approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules.

China Galaxy International Securities (Hong Kong) Co., Limited, a corporation licensed to carry out business in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Arrangements under the Agreement.

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the Arrangements under the Agreement. A circular containing, among other things, the details of the Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 12 November 2015.

In view of CLI’s interests in the Arrangements under the Agreement, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve the Arrangements under the Agreement.

The Company and CLI will enter into the Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 30 June 2015, CLI has the total assets of RMB13.880 billion, the total liabilities of RMB3.133 billion, and the owners’ equity of RMB10.747 billion. CLI completed its qualification registration of equity and real estate investment with the CIRC in March 2013 and its qualification registration of credit risk management with the CIRC in March 2014, thus satisfying the qualification requirements of the CIRC with respect to equity and real estate investment.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”	the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and CLI

“Arrangements under the Agreement”	all arrangements under the Agreement, including the Transaction, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets entrusted for investment and management (including the amount for co-investments)

“associate”	has the meaning given to it under the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning given to it under the Hong Kong Listing Rules

“Directors”	the directors of the Company

“Equity”	any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Board Committee”	the independent board committee of the Company formed to consider the Arrangements under the Agreement, comprising all Independent Non-executive Directors, namely, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping and Robinson Drake Pike

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Real Estate”	any lands, buildings and other fixtures attached to lands within or outside the PRC

“Related Financial Products”	the real estate investment fund and equity investment fund, the underlying assets of which are non-financial securities assets such as Equity and Real Estate, as well as any other financial products invested with insurance funds as permitted by the regulatory authorities recognized by both parties

“RMB”	Renminbi, the lawful currency of the PRC

“Securitization Financial Products”	any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust schemes of trust companies, and special assets management schemes of securities companies, the investment targets of which are Equity and Real Estate

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the provision by CLI of investment and management services with respect to assets entrusted to it by the Company pursuant to the Agreement

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 October 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Huang Yiping, Robinson Drake Pike